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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2002

Bank of Montreal
(Translation of registrant's name into English)

1 First Canadian Place
Toronto, Ontario M5X 1A1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_____ Form 40-F__X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No.__X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BMO Financial Group

News

FOR IMMEDIATE RELEASE

BMO Financial Group Sells Land at First Canadian Place to Manulife Financial

TORONTO, September 12, 2002 – BMO Financial Group has sold its 25 per cent interest in the land located at King and Bay Streets in Toronto to Manulife Financial for approximately $120 million.

BMO Financial Group expects to net an after-tax gain of approximately $90 million from the sale of the land. Since BMO Financial Group will continue to lease a significant portion of First Canadian Place, this gain will be deferred and recognized in income over the terms of BMO's leases in the building which expire between 2013 and 2023. As a result, the transaction is not expected to have any significant impact on BMO Financial Group's fourth quarter results.

Discussions between BMO Financial Group and Manulife Financial to complete this complex transaction began in 2001. The agreement was finalized and closed today.

Prior to this transaction, BMO Financial Group and Manulife Financial had each owned a 25 per cent undivided interest in the land at First Canadian Place, with O&Y FPT Inc. owning the other 50 per cent. As a result of the transaction, Manulife Financial and O&Y FPT now each own 50 per cent of the land.

Built in 1975, First Canadian Place is one of the most prestigious office addresses in Canada. BMO Financial Group currently occupies more than one million square feet of space in the property. BMO will retain its long-term lease agreements in the building and will continue to be the principal tenant. O&Y FTP Inc. owns 100 per cent of the 2.7 million square foot office complex under a lease agreement with the land ownership group until the year 2023.

In announcing the real estate sale, BMO Financial Group reaffirmed its longstanding strategy to focus its capital on financial services businesses.

Manulife Financial's real estate investments are a core component of its diversified investment portfolio. An increased interest in First Canadian Place, one of the premier properties in Canada's largest real estate market, is consistent with Manulife Financial's strategy to invest in prime commercial real estate in key markets across North America. Manulife Financial's real estate portfolio totals 22.5 million square feet and represents a carrying value of Cdn$3.3 billion as at June 30, 2002, approximately five per cent of the company's invested assets.

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BMO Financial Group (NYSE, TSX: BMO)– founded in 1817 as Bank of Montreal, Canada's first bank -- is a highly diversified financial services provider. With average assets of $247 billion as at July 31, 2002, and more than 33,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. BMO serves clients across Canada and in the United States through its Canadian retail arm BMO Bank of Montreal, Chicago-based Harris Bank, a major U.S. mid-west financial services organization that also has wealth management offices across the United States and BMO Nesbitt Burns, one of North America's leading full-service investment firms.

Manulife Financial is a leading Canadian-based financial services group operating in 15 countries and territories worldwide. Through its extensive network of employees, agents and distribution partners, Manulife Financial offers clients a diverse range of financial protection products and wealth management services. Funds under management by Manulife Financial were Cdn$139.8 billion as at June 30, 2002.

Manulife Financial Corporation trades as 'MFC' on the TSX, NYSE and PSE, and under '0945' on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

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Contacts:

BMO Financial Group
Michael Edmonds, Media Relations, Toronto (416) 867-3996
Lynn Inglis, Investor Relations, Toronto (416) 867-5452

Manulife Financial
Tina Acranis, Real Estate Communications, (416) 926-5746
Edwina Stoate, Investor Relations (416) 926-3490

Internet: www.bmo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bank of Montreal

Date: September 12, 2002

By ______________

Sharon Sandall
Senior Assistant Secretary and
Shareholder Services Manager

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